Exhibit 99.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

The undersigned hereby consents to (i) being named as an expert in the Annual Information Form for the fiscal year ended December 31, 2023 (the “AIF”), of Kolibri Global Energy Inc. (the “Company”) being filed as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto and (ii) the references to, and the information derived from, the NI 51-101 Evaluator Report filed on March 20, 2024, being incorporated by reference into the AIF.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Chairman and Chief Executive Officer

Houston, Texas

May 2, 2024